Credit Sisse - Management Income Fund
On April 14, 2009, the Annual Meeting of Shareholders of the Credit
 Suisse Asset Management Income Fund, Inc. (the "Fund") was held and the following matter was voted upon:

(1)To re-elect one director to the Board of Directors of the Fund:


Name of Director         For                    Withheld

Lawrence                 42,707,176             1,419,566


In addition to the director elected at the meeting, Enrique R. Arzac, James Cattano, Steven Rappaport and Terry Fires Bovarnick continue to serve as Directors of the Fund.